Filed by SandRidge Energy, Inc.

pursuant to Rule 425 under the Securities

Act of 1933, as amended, and deemed filed

pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended

Subject Company: Arena Resources, Inc.

Commission File No.: 001-31657

The following presentation was posted to the SandRidge Energy, Inc. website on June 4, 2010.

2010 Annual Meeting
June 4, 2010

SandRidge

energy to go further

Safe Harbor Language on Forward Looking Statements:
This presentation includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements express a belief, expectation or intention and are generally accompanied by words that convey projected future events or outcomes. The forward-looking statements include statements relating to the impact SandRidge Energy,
Inc. expects the proposed merger with Arena Resources, Inc. to have on the combined entity's operations, financial condition, and financial results, and SandRidge Energy, Inc.’s expectations about its ability to successfully integrate the combined businesses and the amount of cost savings and overall operational efficiencies SandRidge Energy, Inc. expects to realize as a result of the proposed merger. The forward-looking statements also include statements about SandRidge Energy, Inc.’s future operations, estimates of reserve and resource volumes, reserve values, future drilling locations, costs, cash flow, hedging transactions, and anticipated timing for filings with regulatory agencies, shareholder meetings and closing of the proposed merger. We have based these forward-looking statements on our current expectations and assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate under the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks and uncertainties, including the ability to obtain governmental approvals of the merger on the proposed terms and schedule, the failure of SandRidge Energy, Inc. or Arena Resources, Inc. stockholders to approve the merger, the risk that the businesses will not be integrated successfully, the risk that the cost savings and any synergies from the merger may not be fully realized or may take longer to realize than expected, disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers, the volatility of natural gas and oil prices, our success in discovering, estimating, and developing natural gas and oil reserves, the availability and terms of capital, our timely execution of hedge transactions, credit conditions of global capital markets, changes in economic conditions, regulatory changes, including those related to carbon dioxide and greenhouse gas emissions, and other factors, many of which are beyond our control. We refer you to the discussion of risk factors in Part
I, Item 1A - “Risk Factors” of our Annual Report on Form 10-K for the year ended December 31, 2009 and the Annual Report on Form 10-K filed by
Arena Resources, Inc. and in comparable “risk factors” sections of our and Arena Resources, Inc.’s Quarterly Reports on Form 10-Q filed after the date of this presentation. All of the forward-looking statements made in this presentation are qualified by these cautionary statements. The actual results or developments anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on our company or our business or operations. Such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. We undertake no obligation to update or revise any forward-looking statements.
The SEC permits oil and natural gas companies, in their filings with the SEC, to disclose only proved, probable and possible reserves, as each is defined by the SEC. At times we use the term "EUR" (estimated ultimate recovery) to provide estimates that the SEC’s guidelines prohibit us from including in filings with the SEC. In addition, this presentation includes a table demonstrating the sensitivity of proved oil and natural gas reserves to price fluctuations by comparing the reserves calculated under the price assumptions required by current U.S. Securities and Exchange Commission (“SEC”)
rules to (1) spot prices at December 31, 2009, and (2) the 10-year average NYMEX strip prices as of December 31, 2009. The reserves presented under these alternative price assumptions are not calculated in accordance with current SEC rules, and they have not been reviewed by independent petroleum engineers. These estimates are by their nature more speculative than estimates of proved, probable or possible reserves and, accordingly, are subject to substantially greater risk of being actually realized by the company. For a discussion of the company’s proved reserves, as calculated under current SEC rules, we refer you to the company’s Annual Report on Form 10-K referenced above, which is available on our website at
www.sandridgeenergy.com and on the SEC's website at www.sec.gov.
Disclaimer (Page 1 of 2)

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
This communication is being made in respect of the proposed business combination involving SandRidge Energy, Inc. and Arena Resources, Inc. In
connection with the proposed transaction, SandRidge Energy, Inc. plans to file with the Securities and Exchange Commission (the “SEC”) a
Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus, and each of SandRidge Energy, Inc. and Arena Resources, Inc.
may file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of SandRidge Energy, Inc. and Arena Resources, Inc. Investors and security holders of SandRidge Energy, Inc. and Arena
Resources, Inc. are urged to read the Joint Proxy Statement/Prospectus and other documents filed with the SEC carefully in their entirety when they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by SandRidge Energy, Inc. and Arena Resources, Inc. through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to SandRidge Energy, Inc., 123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma 73102, Attention: Investor Relations,
or by directing a request to Arena Resources, Inc., 6555 South Lewis Avenue, Tulsa, Oklahoma 74136, Attention: Investor Relations.
SandRidge Energy, Inc., Arena Resources, Inc. and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding SandRidge Energy, Inc.’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2009, which was filed with the SEC on March 1,
2010, and its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on April 22, 2009, and information regarding
Arena Resources, Inc.’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2009, which was filed with the SEC on March 1, 2010 and its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on October
29, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.
Disclaimer (Page 2 of 2)

- Drilling Traditional, Conventional Reservoirs
- Focus on Costs ($450,000 - $2.1 Million)
- Predictable Production Profiles with Low Declines
- Low Acreage Costs in Proven, Mature Basins
- Certainty of Economic Returns
- Transformation to Oil > 50% of PV-10
  - 2010 to 2012: ≈ $1.3 Billion Oil Revenue locked-in with hedges
- Corporate Profile:
  - 2.566 Tcfe Total Proved Reserves[1]; ≈ 50% Oil
  - 2009 Production: 105 Bcfe
  - 2010 Hedging: > 80% @ $9.17/Mcfe

SandRidge

4 SandRidge – Who We Are (1) Using December 31, 2009 Pricing

Horizontal w/ Fracing
Haynesville
Other Shales
1912 Red Oak Field
1916 Kinta Field
1922 Hugoton Field
1930 Sandhills Field (Clear Fork)
1936 Carthage Field
1941 Fullerton Field (Clear Fork)
1956 Robertson Field (Clear Fork)
1960 Wilburton Deep
$10MM
Increased Reserves Risk and Increased Costs
1981 Piñon Field
1988 Horizontal Chalk
1992 Pinedale Field
Vertical / Fracturing
Horizontal Drilling
$0.2MM
1900
1903
1906
1909
1915
1918
1921
1924
1927
1930
1933
1936
1939
1942
1945
1948
1951
1954
1957
1960
1963
1966
1969
1972
1975
1978
1981
1984
1987
1990
1993
1996
1999
2002
2005
2008
2010

SandRidge

5 Is There Risk?

US PRODUCTION
BCF/DAY
80
75
70
65
60
55
50
45
40
35
30
25
20
15
10
5
0
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08
Jul-08
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11
Jul-11
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14
Jul-14
US PRODUCTION WITH N DECLINE
DRILLING PRIOR TO 2010
DRILLING 2010 AND AFTER
TOTAL US PRODUCTION
RIG COUNT PRIOR TO MARCH 2010 (ACTUAL)
PROJECTED RIG COUNTS

SandRidge

US Natural Gas Drilling Activity Will Challenge Natural Gas Price
•
Assumes 22% US decline
• <
900 – 950 Current Gas Rigs
•
Horizontal Drilling
<
60%
efficiency increase
•
Rig count continues to increase

7 Simple Macro Oil Theory on “Why?” • BG • BP • Devon • Exxon-Mobil • Mitsui • StatOil • Total WHY??? Oil is difficult to find. Companies Focusing on North American Gas:

History

- 2007A: 54% @ $7.91
- 2008A: 76% @ $8.97
- 2009A: 77% @ $8.59
- 2010E: > 80% hedged @ $9.17/Mcfe
- From 2007 to 2010: > 75% Production hedged at $8.82/Mcfe
- From 2010 to 2012: ≈ $1.4 Billion Oil Revenue locked-in

Current Position as of June 1, 2010

SandRidge

(a) Includes WAHA and HSC basis swaps in 2011 and 2012
Natural gas swaps assume a ratio of 1:1 for Mcf to MMBtu
Hedging
Year
Quarter Ending Ending
3/31/2010 6/30/2010 9/30/2010 12/31/2010 12/31/2010 12/31/2011 12/31/2012 12/31/2013
Natural Gas Swaps:
Volume (Bcf) 20.48 19.79 20.01 20.01 80.29 0.00 0.00 0.00
Swap $7.95 $7.32 $7.55 $7.97 $7.70 NM NM NM
Natural Gas Basis Swaps:
(a)
Volume (Bcf) 20.25 20.48 20.70 20.70 82.13 104.03 113.46 14.60
Swap $0.74 $0.74 $0.74 $0.74 $0.74 $0.47 $0.55 $0.46
Crude Oil Swaps:
Volume (MMBbls) 0.99 1.09 1.10 1.20 4.38 5.48 6.99 0.00
Swap $81.95 $82.05 $82.05 $82.11 $82.04 $86.07 $86.98 NM

Transaction – Summary
Strategy:  Why Arena?
Increases exposure to oil (8,500 Boepd – 86% Oil)
Single asset focus in the Central Basin Platform
•
Low risk drilling (2,700 locations)
•
Shallow vertical wells (less than 6,000 feet)
•
Proven production history (discovered in 1930)
Seamless integration by SandRidge
•
Extensive existing operations in Permian Basin
•
Close proximity to Ft. Stockton service base (33 rigs)
•
Long term cost control with rig ownership
SandRidge post acquisition plans to have over $3.0 billion of hedges
•
Hedges for 2H10 - 2013
•
Natural Gas upside for 2011 and beyond
Transaction:
191 MM new SandRidge shares issued, no assumed debt
Relative PV-10 (debt adjusted) supports ownership percentage
Expected closing July 2010

Transaction – Arena Key Attributes
Production/Reserves < 86% Oil
Concentrated, operated oil-weighted Permian Basin position
March 2 disclosed net production < 8,500 Boepd with significant growth potential
69.3 Mmboe proven reserves YE 2009
Permian Basin Oil
Approximately 67,600 Net Acres (85% Permian Basin)
•
High Working Interests
(<
95% WI)
Predictable Production Growth (from 200 to 8,500 Boepd in 5 years)
Value Generation Driven by developing low risk San Andres wells @ < 4,500’
•
Large, multi-year inventory with over 2,700 San Andres locations
Clear Fork potential @ < 6,000’
Future Secondary and Tertiary Potential

LEA
MARTIN
HOWARD
MIDLAND
GLASSCOCK
WINKLER
WARD
CRANE
UPTON
REAGAN
REEVES
JEFF DAVIS
TERRELL

Central Basin Platform
Grayburg
Upper San Andres
Lower San Andres
Holt
Glorieta
Upper Clear Fork
Middle Clear Fork
Tubb
Lower Clear Fork
Clear Fork Group
Abo/Wichita

San Andres
(4,300’)
Clear Fork
(6,000’)
Delaware Basin
Midland Basin
PIÑON FIELD
MIDLAND
Ft. Stockton
Service Base
(33  drilling
rigs)
ODESSA
WTO
CENTRAL BASIN
PLATFORM
San Andres / Clear Fork
Formations
Concentrated West Texas Asset Base
Combined
West Texas
Net Acreage
Position
<
770,000 acres
SandRidge
Arena

Tex-Mex
Robertson
Fullerton
Fuhrman - Mascho
Goldsmith
Brooklaw
GAINES
MIDLAND
WARD

SandRidge

Permian Basin  (Fuhrman – Mascho Field)
Arena: Fuhrman-Mascho /  San Andres
• 2,700 low risk, 10 acre locations
• 35 Mboe gross per primary location
• 94.5 Mmboe EUR gross
• 950 Producing Wells
• 700 Wells Drilled Since 2005
• Well Costs < $500,000
• Average Well Depth – 4,500 feet
SandRidge
Arena
CENTRAL BASIN PLATFORM
San Andres / Clear Fork
Formations
SandRidge Permian
• Production < 12,000 Boe/d
• Land < 150,000 acres (net)
• Resource Potential < 287 Mmboe
• < 2,700 Drilling Locations
• Estimated Well Costs < $500,000 to $1.2MM

Yates
Grayburg
San Andres
Clear Fork
Wichita - Albany
Bone Spring
Wolfcamp
Wolfberry

Permian Basin – Central Basin Platform
Note: Diagram is not to scale and is for illustration purposes only
Midland Basin
Delaware Basin
Central Basin Platform
2,000’
3,000’
4,000’
6,000’
7,000’
8,000’
9,000’
10,000’
5,000’

SandRidge

SandRidge

ARENA resources inc.

SandRidge

SandRidge Combined Asset Analysis
(1)
2009 SEC 12 month average; $3.87/Mcf, $57.65/Bbl
(2)
Dec. 31, 2009 spot prices; $5.79/Mcf, $79.34/Bbl
(3)
Average 10 year NYMEX strip; $6.94/Mcf, $92.24/Bbl
(4)
Dec. 2009 average for SD, Mar. 2, 2010 for ARD
(1)
(1)
(1)
(4)
(1)
(2)
(3)
Post-Acquisition
Total Proven Reserves
(MMBoe) 219 69 288
Proved Developed
% 63% 37% 57%
Proven Oil Value
% 69% 99% 82%
Current Production
(MBoepd) 49.3 8.5 57.8
PV10 PROVEN (SEC) $MM
1,561 $       1,121 $     2,682 $
PV10 PROVEN (12/31 SPOT) $MM
3,590 $       1,820 $     5,410 $
PV10 PROVEN (NYMEX 10 yr avg) $MM
5,240 $       2,234 $     7,474 $

SandRidge

SandRidge

SandRidge

ARENA resources inc.

SandRidge

SandRidge

SandRidge

SandRidge

ARENA resources inc.

SandRidge Permian Progression
(1)  SandRidge: February 2010 Permian average; Arena: March 2, 2010
(2)  2009 SEC 12 month average; $3.87/Mcf, $57.65/Bbl
(3)  Dec 31, 2009 spot prices; $5.79/Mcf, $79.34/Bbl
(4)  Average 10 year NYMEX strip; $6.94/Mcf, $92.24/Bbl
Permian Production
(MBoepd) 4.3        13.0               21.5
Net Acres
(M Acres) 56         148                205
Total Proven Reserves
(MMBoe) 43         117                183
Drilling Locations
( # ) 740       2,694             5,700
PV10 PROVEN (SEC) $MM
424 $    990 $             2,053 $
PV10 PROVEN (12/31 SPOT) $MM
778 $    1,823 $          3,557 $
PV10 PROVEN (NYMEX 10 yr avg) $MM
1,025 $ 2,414 $          4,546 $
Permian Metrics as of YE 2009
12/09
Permian
Acquisition
12/09
Permian
Acquisition
(2)
(2)
(1)
(3)
(4)

GRANT
ALFALFA
WOODS

Wiley 1-31H
MCFD
BOPD
Gross Gas (Daily)
Gross Oil (Daily)

SandRidge

SandRidge Potential
MISSISSIPPIAN HORIZONTAL POTENTIAL
•
Land <
115,000 acres (net)
• < 280 drilling locations
• > 320 acre spacing assumption
• EUR/WELL < 160 Mbo, .45 Bcf
NW Oklahoma – Mississippian Horizontal Play
Non Op / Industry Activity
12 wells producing
Avg First Month IP - 150 Bopd, 400 Mcfpd
MISSISSIPPIAN  FAIRWAY
TARGETED HORIZONTAL
INTERVAL > 40’
SandRidge Operated
•WILEY 1-32H     350 Bopd, 1,500 Mcfpd

DEWEY
BLAINE
CANADIAN
GROUP
Sumner
Chase
Council Grove
Admire
Wabaunsee
Ochelata
Marmaton

SandRidge

SandRidge Position
WOODFORD HORIZONTAL
POTENTIAL
• Land < 45,000 acres
• < 280 drilling locations
• 5-8 Bcfe/well
WOODFORD FAIRWAY
DEVON ACTIVITY
109,000 net acres
6 Tcfe potential
Woodford Play – 2011 Source of Funds
WOODFORD INTERVAL > 100’
CIMAREX ACTIVITY
94,000 net acres
2-3 Tcfe potential
WOODFORD FAIRWAY
Downdip Limit
Atoka
Cleveland
Redfork
Cherokee Sand
Hunton
Osage
Woodford
Tonkawa
Chester
Meramac
Springer
Morrow
CLR:  Brown 1-2H
7 day test:  4,200 Mcfpd , 100 Bopd
CLR:  Doris 1-25H
Currently Drilling

-
20,000
40,000
60,000
80,000
100,000
120,000
1 13 25 37 49 61 73 85 97 109 121 133 145
MONTHS
SandRidge Energy
Daily Production -- MCFE
Average for Formation vs. Type Curve
Warwick Type Curve Wells
Piñon Compares Favorably Against ANY U.S. Gas Play
*NYMEX 10 Year Average $6.94/Mcf $92.24/Bbl
Warwick/Tesnus
7.3 Bcfe wet gas
2.46 Bcfe net
*53% ROR
Finding Costs
$.99/Mcfe
•
Tier 1 Economics
•
All HBP
•
Mature Field
•
High Perm Reservoir
•
In-Fill Development

2009 DRILLED WELLS
2010 PLANNED WARWICK WELLS

SandRidge

19 Gross Thickness Map of the Warwick Caballos Piñon Field: 2009 Wells Drilled / 2010 Development Drilling

Piñon Development: Century Plant
Phase I Start-up: August 2010
Triple Treating Capacity
Largest Single Industrial Source CO
2
Capture Facility in North America
Currently Qualifies for Tax Credits
Will Benefit from Most Cap & Trade Proposals
*Century Plant in partnership with Occidental Petroleum as of February 2010.

SD Controls Over 550,000 Net Acres
<
$20MM – $25MM Drilling Budget in 2010
WTO Exploration: Prospects and Leads
Piñon Field
65 MILES
<
1,300 SQUARE
MILES OF 3-D
SEISMIC
COVERAGE
Over -Thrust Prospects / Leads
Sub -Thrust Prospects / Leads
(Fusselman & Ellenburger)
LF King 9 23 – 1
Note: Diagram is not to scale and is for illustration purposes only
Owens A 103 – 1A

Structure
Seismic Character
Gas in Place
Reservoir Thickness
Fracturing
CO_2
Low Cost, High Perm Reservoir with Superior Economics

SandRidge

22 6 Exploration Risks in WTO / High Reward

Base
Cretaceous
Top Chert Interval
Penn Interval
Penn Interval
LF King 9 23-1
Western WTO: King Structure
Note: Diagram is not to scale and is for illustration purposes only
Top Caballos Interval Time
Structure Map
LF King 9 23-1
•Top of Cab 8,558’
•Gross interval thickness 904’
•Avg x-plot porosity of 2-3%
•High Resistivity in the Chert
•On the back-limb of a structural high
•Down dip from the crest of the structure
•Background gas to 85 units
•Gas sample tested 78% methane

Owens A 103-1A
Eastern WTO: Magnolia Structure
Note: Diagram is not to scale and
is for illustration purposes only
•
Magnolia Structure  – 21,200 Acres
•
Drill  Depth  – 11,665  Feet
•
5,000’ of Structural Closure
•
Discovered the “Owens Sand”
•
100% Methane Gas
Top 6,400’ Sand
Depth Structure Map
C. I. = 500 ft
W
E
Owens
Sand
6,400’ Sand
Owens A 103-1A
Owens A 103-1A
E
W
S
N
N
S
6,400’ Sand
Owens
Sand

GR
Depth
Resistivity
Porosity
Gas Shows
MD
Anhydrite
10400
10500
10600
10700
6% Porosity

SandRidge

•
Owens SS: 10,337’-10,540’
•
Gross: 101’
•
Net: 61’
•
Average Resistivity: 100
•
Average Cross-Plot Porosity: 9%
•
S
w
: 40%
•
Max Gas Show: 3,196 units
•
Perfs: 10,460’-10,485’
•
10,520’-10,530’
•
Owens SS: 10,562’-10,720’
•
Gross: 152’
•
Net: 94’
•
Average Resistivity: 100 Ohm-m
•
Average Porosity: 7%
•
S
w
: 42%
•
Max Gas Show: 2,100 units
•
Perfs: 10,585’-10,595’
•
10,615’-10,645’
•
10,685’-10,695’
•
Highest Flow Rate: 2548 MCFD
WTO Exploration: Owens 103A – 1A / Owens Sand

MD
6400
6500
6600
6700
6800
6900
10% Cross Plot

SandRidge

WTO Exploration: Owens 103A – 1A / 6,400’ Sand
•
Tesnus SS: 6,381’-6,874’
•
Gross: 419’
•
Net: 177’
•
Average Resistivity: 40
Ohm-m
•
Average Cross-Plot Porosity:
10%
•
S
w
: 47.4
•
Max Gas Show: 1,597 units

27 Appendix

(in millions)	**2009A**
High Yield Bonds:	
Sr Floating Rate Notes [(a)]	$350
8.625% Sr Nts due 2015	650
9.875% Sr Nts due 2016	351
8.0% Sr Nts due 2018	750
8.75% Sr Nts due 2020	443
Preferred Stock:	
8.5% Convertible Perpetual Preferred [(b)]	$243
6.0% Convertible Perpetual Preferred [(c)]	200

(a) Effectively fixed via IR swaps at a blended rate 6.49% through April 1, 2013; Maturity April 1, 2014

(b) Convertible at holder's option at $8.0125 per common share; convertible by SD after February 20, 2014

(c) Convertible at holder's option at $10.856 per common share; automatic conversion 5 yrs after issuance

SandRidge

28 Notes and Preferred